yangtze river development limited

183 BROADWAY, SUITE 5

NEW YORK, NY 10007

March 17, 2017

Tom Kluck

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited
Amendment No. 10 to Registration Statement on Form S-1 Filed February 28, 2017 File No. 333-209579

Dear Mr. Kluck:

By letter dated March 15, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Yangtze River Development Limited (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 10 to Registration Statement on Form S-1 filed on February 28, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: We respectfully submit to the Staff that we have updated our financial statements in accordance with Rule 8-08 of Regulation S-X and other sections associated with such change.

Thank you for your assistance in reviewing this filing. We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer